UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  October 18, 2004

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 17 dated October 18, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

October 18, 2004

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 17, 2004
October 18, 2004

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC'S GOLDEN TREND DRILLING TO START IN NEVADA'S BATTLE MOUNTAIN TREND

J-Pacific Gold Inc. ("J-Pacific") is pleased to report that it has commenced a drilling program on its Golden Trend Project in the Pipeline-Cortez area of the Battle Mountain-Eureka Gold Trend in northeastern Nevada. Golden Trend is contiguous with the large Cortez Joint Venture (Placer Dome/Kennecott) area that contains the recently discovered Cortez Hills, Pediment and ET Blue deposits, and which also contains the Pipeline, South Pipeline, Gold Acres and Cortez Mines. The Battle Mountain-Eureka Gold Trend has published reserves and past production of over 20,000,000 ounces of gold, and is one of the major loci of gold exploration in the State of Nevada.

The initial drilling program will consist of a 2,000 foot (600 metre) core hole to document stratigraphy and geochemistry as well as test a geological target in an area where the depth to the Roberts Mountain Thrust and the permissive Lower Plate carbonate-rich rocks is interpreted to be relatively shallow. Both cross faulting, an important structural control, and oxidized former sulfide-bearing, geochemically anomalous, silicified breccia outcrops have been mapped adjacent to the drill hole location. Two reverse circulation holes to the same depth are planned as a part of Phase I to follow-up on the core hole results, and to be completed by late November 2004.

J-Pacific has completed a soil sampling program at its second Battle Mountain- Eureka Gold Trend property "the HC Project" and has recently applied to the U.S. Bureau of Land Management for a permit to drill three reverse circulation drill holes to depths of approximately 2,000 feet (600 metres) in early November 2004. The HC target is a gold-bearing breccia, which would develop at and near a buried formation contact (Webb-Devil's Gate) along the upthrown (eastern) side of a northwest trending ("feeder") structure on the property. Geologically anomalous arsenic is widely distributed, and locally elevated amounts of antimony, mercury, zinc, silver, chromium, nickel and molybdenum are present. Surface alteration in the form of oxidized hydrothermal sulfides, silicification (locally as jasperoid), and fracture controlled barite is present.

Exploration at the Golden Trend and HC Projects is being funded by Jipangu Inc. of Tokyo Japan as a part of an option and joint venture agreement dated April 1, 2004. Jipangu Inc. is the controlling shareholder of J-Pacific, and the companies have two directors in common.

Shaddrick and Associates of Reno, Nevada has been retained to manage the exploration program and Mr. David R. Shaddrick, C.P.G., P. Geo., a qualified person as defined by NI 43-101, will directly supervise the work.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.